

July 20, 2010

John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

> **Re: Citigroup Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Filed May 5, 2010**
> **File No. 001-09924**

Dear Mr. Gerspach:

We have reviewed your supplemental response filed May 18, 2010 and have the following comments. Please note that these comments are in addition to the comments included in our letter dated July 16, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Securitizations – Elimination of QSPEs and Changes in the Consolidation Model for Variable Interest Entities, page 107

1. We note your response to prior comment 11 to our letter dated April 30, 2010. In regard to the collateralized debt and loan obligation (CDO) structures discussed in your response, please address the following related to each of your CDO structures:

   a. Provide a schematic of the transaction for each unique type of structure that you have engaged in.

    b. Explain in greater detail why the impact of deconsolidation was an increase of total assets by $1.9 billion.

    c. Tell us who the sponsor of the entity is and discuss the other parties involved with the entity.

    d. Provide additional information about the design of the entity, including but not limited to:
- Whether the entity actively buys and sells investment assets;
- Whether the entity holds or otherwise specifies the servicing criteria for its investment assets;
- Whether the entity issues beneficial interests following an initial issuance; and
- Whether there is any refinancing, modification or reissuance of the entity's own notes.

    e. Tell us the activities that most significantly impact the entity's economic performance and discuss which party has the power to direct those activities. As part of your response, tell us whether any of those activities are specified outside the entity's organizing documents, and if so, tell us where they are specified, and whether they are coterminous with the entity.

    f. Tell us whether you know if the asset manager consolidates the entity.

    g. Tell us what power, if any, you acquire upon occurrence of a default. In the event of default, tell us why you need to unilaterally hold the kick out or liquidation rights in order to have power to direct activities that most significantly impact economic performance. As part of your response, please clarify whether power is jointly held or controlled in an event of default and discuss the creditor rights and equity holder voting rights.

    h. Please describe the benefits or obligations for each of the parties identified in (c) above, and tell us the nature of the benefits or obligations, whether implicit or explicit. As part of your response, please describe whether those arrangements could potentially be significant.

2. We note your response to prior comment 11 to our letter dated April 30, 2010. In regard to the equity and credit-linked note structures discussed in your response, please address the following related to each of your equity and credit-linked note structures:

    a. Provide a schematic of the transaction for each unique type of structure that you have engaged in.

    b. Explain in greater detail why the impact of deconsolidation was an increase of total assets by $1.2 billion.

    c. Provide additional information about the design of the entity, including but not limited to:
- Describe the other parties involved with the entity, including which party is the transferor/depositor of the notes and derivative into the entity;
- Which party initiates the transaction, including marketing the product to potential investors;
- Whether the entity issues beneficial interests following an initial issuance; and

- Whether there is any refinancing, modification or reissuance of the entity's own notes.

d. Your response indicates that there are no <u>ongoing</u> decisions that significantly impact the economic performance of the transaction. Tell us whether you believe the entity has no activities. Also, tell us what activities arise in the event of default of the entity or one of its counterparties**.**

e. If there are ongoing activities and/or activities that arise in the event of default of the entity or one of its counterparties, tell us which party has the power to direct those activities, what the creditor and equity holder voting rights are, which party establishes the terms of the entity, which party approves counterparties/investors to the entity, and which party administers the entity, such as note/derivative servicing, custodial reports and compliance with organizing documents.

f. Your response indicates that you make a secondary market in the notes at fair value. Tell us how you considered whether the secondary market activities provide implicit support to the variable interest entity. As part of your response, please tell us whether you have ever declined to purchase in the secondary market, and whether the entity's liabilities are static following initial issuance.

g. Your response indicates that the proceeds from the issuance of the notes are passed on to you under a prepaid equity derivative. Tell us how you considered whether holding this derivative gave you incentive to establish the terms of the structure.

h. Please describe the benefits or obligations for each of the parties identified in (c) above, and tell us the nature of the benefits or obligations, whether implicit or explicit. As part of your response, please describe whether those arrangements could potentially be significant.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Rebekah Moore, Staff Accountant, at (202) 551-3303 or me at (202) 551-3494 with any other questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief